Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261

T (804) 771.5700 F (804) 771.5777
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com	kaufCAN.com

February 19, 2014

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.

Registration Statement on Form S-3

Filed January 24, 2014

File No. 333-193563

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated February 11, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed four redlined copies of the Amendment for your review.

Selling Stockholders, page 3

1.	Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Please note that any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of the broker-dealer were received as compensation for underwriting activities. In addition, be advised that a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter, unless the prospectus states, if true, that:

•	the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling stockholder has no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

February 19, 2014

The Issuer acknowledges this comment and has revised the Registration Statement to provide the requested information.

Incorporation of Certain Documents by Reference, page 31

2.	We note the disclosure on page 31. It appears you may not have incorporated all future filings made prior to the effective date of your registration statement. To the extent any reports are filed after the initial registration statement was filed but prior to its effectiveness, please revise to specifically incorporate such reports. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

The Issuer acknowledges this comment and has revised the Registration Statement to include the requested language.

Thank you in advance for your assistance in reviewing this response to the Registration Statement. Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg